

February 16, 2018

Scott Kirk
Chief Financial Officer
Aspen Insurance Holdings Ltd.
141 Front Street
Hamilton, HM 19
Bermuda

   Re: Aspen Insurance Holdings Ltd.
     Form 10-K for fiscal year ended December 31, 2016
     Filed February 22, 2017
     File No. 001-31909

Dear Mr. Kirk:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Division of Corporation Finance
            Office of Healthcare & Insurance